

04002729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BP 2/26

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SEC FILE NUMBER
8- 045478

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___January 1, 2003___ AND ENDING___December 31, 2003___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Northstar Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 East Putnam Avenue

(No. and Street)

PROCESSED

Greenwich	CT	06830
(City)	(State)	(Zip Code)

MAR 03 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Marron   914-932-8400

THOMSON
FINANCIAL

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Alperin, Nebbia & Associates, CPA, PA

(Name – if individual, state last, first, middle name)

30 Two Bridges Road, Suite 240	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.

FEB 25 2004

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AFFIRMATION

We, Steven A. O'Connell and Charles Schwartz, affirm that, to the best of our knowledge and belief, the accompanying financial statements for the year ended December 31, 2003 and supplemental schedules pertaining to The Northstar Group, Inc. as of December 31, 2003 are true and correct. We further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

_____ 2/18/04
Signature   Date

_____ 2/18/04
Signature   Date

_____
Title

Subscribed and Sworn to before me
on this 18 day of January, 2004

_____
Notary Public

ELLEN J. KOST
Notary Public, State of Connecticut
Commission Expires 6/30/06

THE NORTHSTAR GROUP, INC.

(S.E.C. NO. 8 -045478)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

THE NORTHSTAR GROUP, INC.

TABLE OF CONTENTS



ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
The Northstar Group, Inc.
Greenwich, CT

We have audited the accompanying statement of financial condition of The Northstar Group, Inc. as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934.

This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Northstar Group, Inc. at December 31, 2003 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA. PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, New Jersey
February 18, 2004

THE NORTHSTAR GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current Assets:

Cash and cash equivalents	$	81,682
Receivable from clearing broker		444,321
Other assets		21,465
Total Current Assets		547,468
Property and Equipment, net		6,479
Total Assets	$	553,947

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accrued expenses and other liabilities	$	25,826
Liabilities subordinated to claims of general creditors		205,945
Total liabilities		231,771
Commitments and Contingencies		
Stockholders' Equity		322,176
Total Liabilities and Stockholders' Equity	$	553,947

Note A – Organization and Significant Accounting Policies

Nature of Business

The Northstar Group, Inc., (the "Company"), is a securities broker-dealer which principally serves institutional investors.

The Company generates revenue principally by providing securities trading and brokerage services to institutional investors. Revenues for these services could vary based on the performance of financial markets around the world.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. The Company clears all securities transactions through Pershing, LLC on a fully disclosed basis.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Property and Equipment

Property and equipment is stated at cost. Expenditures that materially increase useful lives are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging generally from three to ten years. Amortization of leasehold improvements, included with depreciation, is computed using the straight-line method over the estimated useful life of the asset or the term of the lease, whichever is shorter.

Note B – Commitment and Contingencies

The Company is obligated under a non-cancelable operating lease for office space, expiring in January 2007, with a remaining obligation of $28,200 per annum.

The Company uses Pershing, LLC to process its securities transactions and to provide custodial and other services. The Company pays a fee on a per transaction basis for securities transactions and interest on balances due to Pershing, LLC. At times, the Company has significant money balances on deposit with Pershing, LLC and with a commercial bank. Balances with the commercial bank are insured by the Federal Deposit Insurance Corporation up to $100,000, which at times, is below the Company's deposits.

Note C – Subordinated Liabilities

The Company has borrowed $205,945 from its stockholders under cash subordinated agreements maturing in 2004. The borrowings bear interest at 20%, payable annually.

The subordinated liabilities are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $502,339, which was $402,339 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 0.051 to 1.

Note E – Employee Benefit Plan

The Company has established a defined benefit pension plan covering all eligible employees. The Company's defined benefit pension plan defines a targeted retirement benefit for participants, which is funded by a required annual contribution based on an actuarial formula within the plan.

Note F – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.



ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

The Northstar Group, Inc.
34 East Putnam Avenue
Greenwich, CT 06830

Dear Sirs:

In planning and performing our audit of the financial statements of The Northstar Group, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies, procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended December 31, 2003, and this report does not affect our report thereon dated February 18, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph and of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

ALPERIN, NEBBIA & ASSOCIATES, CPA. PA

Fairfield, New Jersey
February 18, 2004